Andalay Solar, Inc.
48900 Milmont Dr.
Fremont, California  94538
Phone: (408) 402-9400

July 9, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Request to Withdraw Registration Statement on Form S-1 (File No. 333-205425)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Andalay Solar, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-205425) together with all exhibits (the “Registration Statement”) as filed with the SEC on July 1, 2015.

The Registrant is requesting to withdraw the Registration Statement based on oral comments received from the staff regarding the eligibility of issuers quoted on the OTC Pink marketplace to file a registration statement relating to an equity line transaction.

 The Registrant acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Leslie Marlow, Esq., Gracin & Marlow, LLP, at (212) 907-6457.

Sincerely,

ANDALAY SOLAR, INC.

/s/ Steven Chan
Steven Chan
President and Chief Executive Officer
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